EXHIBIT 12
PULTEGROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
($000’s omitted)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$(310,300)	$(1,234,546)	$(1,975,119)	$(1,682,599)	$(2,496,903)
Fixed charges	231,208	281,582	261,303	255,621	295,130
Amortization of capitalized interest	189,382	180,918	165,355	210,709	314,998
Capitalized interest	(221,071)	(264,932)	(234,700)	(220,131)	(240,000)
Distributions in excess (less than) earnings of affiliates	3,628	2,601	31,195	14,580	39,038
Income as adjusted	$(107,153)	$(1,034,377)	$(1,751,966)	$(1,421,820)	$(2,087,737)
Fixed charges:
Interest expensed and capitalized	$222,383	$269,296	$244,618	$229,157	$260,348
Portion of rents representative of interest factor	8,825	12,286	16,079	23,810	23,336
Interest expense related to guaranteed debt of 50% or less owned affiliate (a)	—	—	606	2,654	11,446
Fixed charges	$231,208	$281,582	$261,303	$255,621	$295,130
Ratio of earnings to fixed charges (b)	—	—	—	—	—
Note: The ratios of earnings to fixed charges set forth above are computed on a total enterprise basis, except for our discontinued operations, which have been excluded. Fixed charges is comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a)	Includes imputed interest related to certain guaranteed joint venture debt for which we have made or expect to make cash expenditures.

(b)
Earnings for years ended December 31, 2011, 2010, 2009, 2008, and 2007 were inadequate to cover fixed charges. Additional earnings of $338.4 million, $1.3 billion, $2.0 billion, $1.7 billion, and $2.4 billion, respectively, would have been necessary to bring the ratio to 1.0.